Exhibit 99.1

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

October 31, 2007

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on October 31, 2007, a copy of which is attached.

4.                                      Summary of Material Change

On October 31, 2007 DRAXIS Health Inc. announced that Dr. Martin Barkin had informed the board of directors that he will retire as the President and Chief Executive Officer of the Company effective December 31, 2007.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

October 31, 2007

For Immediate Release

October 31, 2007

DRAXIS Health Inc. Announces Retirement of Dr. Martin Barkin as
President and Chief Executive Officer

MISSISSAUGA, ONTARIO — October 31, 2007 —DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) announces that Dr. Martin Barkin today informed the board of directors that he will  retire as the President and Chief Executive Officer of the Company effective December 31, 2007.

Dr. Barkin joined the senior management of DRAXIS in 1992. Over the last fifteen years, he has been instrumental in guiding the Company through a period of significant growth from a small Canadian pharmaceutical marketing company to its current position as a provider of specialized pharmaceutical and radiopharmaceutical products in markets globally.

Brian King, Chair of the board of directors, indicated that, “The Board of Directors wishes to acknowledge and thank Martin for the significant contribution that he has made to the growth and strategic positioning of DRAXIS during his time at the Company and for his dedication to its employees, its goals and its progress over the years. The Board of Directors has commenced a process to identify Dr. Barkin’s successor.”

With Dr. Barkin’s impending retirement, Dan Brazier, presently Chief Operating Officer, will immediately take on the roles and responsibilities currently held by Dr. Barkin until a successor is appointed as President and Chief Executive Officer.

Dr. Barkin said, “I have worked closely together with Dan Brazier for the last several months in the Office of the President and he has been assuming more and more of my responsibilities. I have become very comfortable with his abilities and, therefore, the time was now right for me to inform the board of my intentions to retire at the end of this year.”

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” in the Company’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at October 31, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston

Executive Director, Investor Relations

Phone:  1-877-441-1984